FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document
1.	Press Release, dated April 12, 2017

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 206480) and February 12, 2016 (File No. 333-209525).

Document 1

NEWS RELEASE
BlackBerry Awarded U.S. $814,868,350.00 in Arbitration Against Qualcomm

Waterloo, ON - April 12, 2017 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) announced today a binding interim arbitration decision awarding BlackBerry $814,868,350.00 in royalty overpayments made to Qualcomm Incorporated. A final award including interest and reasonable attorneys’ fees will be issued after a hearing on May 30, 2017.

On April 20, 2016, BlackBerry and Qualcomm entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by BlackBerry under a license agreement between the parties. The binding arbitration hearing was held in San Diego, California from February 27, 2017 to March 3, 2017 under Judicial Arbitration and Mediation Services rules. BlackBerry was represented by Sullivan & Cromwell LLP in the proceeding.

“BlackBerry and Qualcomm have a longstanding relationship and continue to be valued technology partners,” said John Chen, Executive Chairman and CEO of BlackBerry. “We are pleased the arbitration panel ruled in our favor and look forward to collaborating with Qualcomm in security for ASICs and solutions for the automotive industry.”

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About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today’s enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

BlackBerry Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

BlackBerry Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 12, 2017	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller